

October 12, 2016

Jorge Avalos
Chief Financial Officer
ARC Document Solutions, Inc.
1981 N. Broadway, Suite 385
Walnut Creek, CA 94596

>   **Re: ARC Document Solutions, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **Form 10-Q for Quarterly Period Ended June 30, 2016**
>   **Filed August 4, 2016**
>   **File No. 001-32407**

Dear Mr. Avalos:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ending June 30, 2016

Management's Discussion and Analysis, page 20

1. We note that you revised your forecast of future earnings in response to various events occurring during the quarter ended June 30, 2016; events that caused "underperformance against plan of (your) reporting units".   Identify for us and disclose, as required by Item 303(a)(i) and (ii) of Regulation S-K, the events and factors whose expected continuing impact caused you to revise your future earnings forecasts downward.

2. Explain for us also how downward revision of forecasted future earnings affected your consideration of the recoverability of your deferred tax assets and the adequacy of your income tax valuation allowance as of June 30, 2016. Tell us the specific positive and negative evidence you deliberated upon and how such evidence weighed into your consideration.   In this regard, please provide quantitative and qualitative disclosure, as

Jorge Avalos
ARC Document Solutions, Inc.
October 12, 2016
Page 2

applicable, for any material uncertainty about the recoverability of the carrying value of deferred tax assets. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Form 8-K filed August 2, 2016

Exhibit 99.1 Earnings Release

3. We note that in your headline you omit the comparable GAAP measures for Adjusted diluted earnings per share and Adjusted EBITDA, which may be inconsistent with the updated Compliance and Disclosure Interpretation Q&A 102.10 issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications